UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2009

Commission File Number: 000-51469

BAIDU, INC.
12/F, Ideal International Plaza
No. 58 West-North 4th Ring
Beijing 100080, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.
By	:	/s/ Robin Yanhong Li
Name:	:	Robin Yanhong Li
Title:	:	Chief Executive Officer

Date: April 28, 2009

2

Exhibit Index
Exhibit 99.1—Press Release

3

Exhibit 99.1
Baidu Announces First Quarter 2009 Results
BEIJING, China, April 27, 2009 — Baidu, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the first quarter ended March 31, 20091.
First Quarter 2009 Highlights
•	Total revenues in the first quarter of 2009 were RMB810.7 million ($118.6 million), a 41.1% increase from the corresponding period in 2008.
•	Operating profit in the first quarter of 2009 was RMB198.5 million ($29.1 million), a 34.7% increase from the corresponding period in 2008.
•	Net income in the first quarter of 2009 was RMB181.1 million ($26.5 million), a 23.5% increase from the corresponding period in 2008. Diluted earnings per share (“EPS”) for the first quarter of 2009 was RMB5.22 ($0.76); diluted EPS excluding share-based compensation expenses (non-GAAP) for the first quarter of 2009 was RMB5.89 ($0.86). Costs and expenses related to Baidu’s Japan operations for the first quarter of 2009 were RMB39.5 million ($5.8 million), which reduced diluted EPS by RMB1.14 ($0.17).
“Despite the typical seasonality associated with the Chinese New Year holiday and overall macro economic challenges, we were able to deliver strong results by focusing on executing initiatives that drove overall performance,” said Robin Li, Baidu’s chairman and CEO. “In this uncertain economic environment, we see tremendous opportunity to reinforce to our customers the inherent advantages of our pay-for-performance platform. We are confident in our ability to continue growing.”
Jennifer Li, Baidu’s chief financial officer, added, “During the quarter, our balanced approach to controlling costs allowed us to maintain healthy margins even as we continued to invest in important initiatives. Going forward, we will continue to invest in a disciplined fashion, particularly in the areas of user experience, monetization, operating efficiency and branding.”
Recent Business Updates
On April 15, 2009, as a part of Project Aladdin, an initiative aimed at improving search comprehensiveness by uncovering useful parts of the hidden web, Baidu launched the beta version of an open data sharing platform. The new platform allows webmasters and developers to submit data to Baidu in order to generate direct search results for dynamic information.

1  This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8329 to US$1.00, the effective noon buying rate as of March 31, 2009 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

On April 20, 2009, the company publicly launched Baidu Online Marketing Professional Edition, also known as Phoenix Nest, an enhanced bidding platform for online marketing customers. This platform offers customers more choices for keywords, enhanced tools for managing marketing budget, and additional data points to analyze ROI. For Baidu’s users, we believe that Professional Edition will produce more relevant paid search results, resulting in an improved search experience.
First Quarter 2009 Results
Baidu reported total revenues of RMB810.7 million ($118.6 million) for the first quarter of 2009, representing a 41.1% increase from the corresponding period in 2008.
Online marketing revenues for the first quarter of 2009 were RMB810.2 million ($118.6 million), representing a 41.5% increase from the corresponding period in 2008. Baidu had more than 185,000 active online marketing customers in the first quarter of 2009, representing a 14.9% increase from the corresponding period in 2008 and a 6.1% decrease from the previous quarter. Revenue per online marketing customer for the first quarter was approximately RMB4,400 ($644), a 22.2% increase from the corresponding period in 2008 and a decrease of 4.3% from the previous quarter. The sequential decreases were primarily due to the usual seasonality associated with the Chinese New Year, a weaker economy, and the carry-over effect of the actions Baidu took near the end of 2008 to improve the quality of its customer base.
Traffic acquisition cost (TAC) as a component of cost of revenues was RMB124.1 million ($18.2 million), representing 15.3% of total revenues, as compared to 13.3% in the corresponding period in 2008 and 14.6% in the fourth quarter of 2008. The increase in TAC as a percentage of total revenues reflects the continued fast growth of Baidu’s Union business.
Bandwidth costs as a component of cost of revenues were RMB48.3 million ($7.1 million), representing 6.0% of total revenues, compared to 6.7% in the corresponding period in 2008. Depreciation costs as a component of cost of revenues were RMB59.6 million ($8.7 million), representing 7.4% of total revenues, compared to 9.3% in the corresponding period in 2008. The decreases in bandwidth and depreciation costs as percentages of total revenues reflect efficiency improvement as well as increased scalability of investment in capital expenditure.
Selling, general and administrative expenses were RMB204.3 million ($29.9 million), representing an increase of 39.0% from the corresponding period in 2008, primarily due to the increase in marketing expense as part of our branding efforts.
Research and development expenses were RMB85.7 million ($12.5 million), representing a 66.7% increase from the corresponding period in 2008, primarily due to the increased number of research and development personnel.

Share-based compensation expenses, which were allocated to related operating costs and expense line items, increased in aggregate by 44.9% to RMB23.5 million ($3.4 million) in the first quarter of 2009 from RMB16.2 million in the corresponding period in 2008. The increase in share-based compensation expenses was primarily due to an increase in options and restricted shares awarded to employees.
Operating profit was RMB198.5 million ($29.1 million), representing a 34.7% increase from the corresponding period in 2008. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB222.0 million ($32.5 million), a 35.7% increase from the corresponding period in 2008.
Income tax expense was RMB26.9 million ($3.9 million), compared to an income tax expense of RMB10.9 million for the corresponding period in 2008. The effective tax rate for the first quarter of 2009 was 12.9% as compared to 6.9% for the corresponding period in 2008. The increase in effective tax rate was primarily due to the expiration or lapsing of tax holidays previously enjoyed by some Baidu entities.
Net income was RMB181.1 million ($26.5 million), representing a 23.5% increase from the corresponding period in 2008. Basic and diluted EPS for the first quarter of 2009 amounted to RMB5.25 ($0.77) and RMB5.22 ($0.76), respectively.
Net income excluding share-based compensation expenses (non-GAAP) was RMB204.6 million ($29.9 million), a 25.7% increase from the corresponding period in 2008. Basic and diluted EPS excluding share based compensation expense (non-GAAP) for the first quarter of 2009 amounted to RMB5.93 ($0.87) and RMB5.89 ($0.86), respectively.
As of March 31, 2009, the Company had cash, cash equivalents and short-term investments of RMB2.8 billion ($405.5 million). Net operating cash inflow and capital expenditures for the first quarter of 2009 were RMB247.4 million ($36.2 million) and RMB41.7 million ($6.1 million), respectively.
Adjusted EBITDA (non-GAAP), defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB296.6 million ($43.4 million) for the first quarter of 2009, representing a 29.9% increase from the corresponding period in 2008.
Outlook for Second Quarter 2009
Baidu currently expects to generate total revenues in an amount ranging from RMB1,070 million ($157 million) to RMB1,100 million ($161 million) for the second quarter of 2009, representing a 32% to 36% sequential increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information
Baidu’s management will hold an earnings conference call at 8 PM on April 27, 2009 U.S. Eastern Daylight Time (8 AM on April 28, 2009 Beijing/Hong Kong time).
Dial-in details for the conference call are as follows:

US:	+1.617.614.3452
UK:	+44.207.365.8426
Hong Kong:	+852.3002.1672
Passcode for all regions: 50990188
A replay of the conference call may be accessed by phone at the following number until May 4, 2009:

International:	+1.617.801.6888
Passcode:	98320803
Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.
About Baidu
Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, currently trade on the NASDAQ Global Select Market under the symbol “BIDU”.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for second quarter 2009 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of April 27, 2009, and Baidu undertakes no duty to update such information, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted EPS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.
Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses, that may not be indicative of its operating We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. A limitation of using non-GAAP Adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
For investor inquiries, please contact:
Victor Tseng
Baidu, Inc.
Tel: 86-10-8260-7558
ir@baidu.com
For investor and media inquiries please contact:
China
Cynthia He
Brunswick Group (Beijing)
Tel: 86-10-6566-2256
che@brunswickgroup.com
U.S.
Mike Guerin
Brunswick Group (New York)
Tel: 1-212-333-3810
mguerin@brunswickgroup.com

Baidu, Inc.
Condensed Consolidated Balance Sheets

	March 31	December 31	March 31,
(in RMB thousands)	2009	2008	2008
	Unaudited	Audited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	2,494,320	2,362,171	1,427,298
Short-term investments	276,329	301,244	238,776
Accounts receivable, net	76,434	92,777	65,432
Prepaid expenses and other current assets	76,785	80,007	70,330
Receivables from a shareholder	—	10,697	—
Deferred tax assets, net	5,580	5,580	2,587

Total current assets	2,929,448	2,852,476	1,804,423

Non-current assets:
Fixed assets, net	767,159	789,714	678,716
Land use right, net	94,032	94,520	95,984
Intangible assets, net	28,896	31,263	38,932
Goodwill	54,083	51,082	51,086
Investments, net	12,300	12,281	15,061
Deferred tax assets, net	27,679	26,537	20,496
Other non-current assets	85,416	80,118	52,574

Total non-current assets	1,069,565	1,085,515	952,849

TOTAL ASSETS	3,999,013	3,937,991	2,757,272

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	410,740	423,029	296,220
Customers’ deposits	379,090	422,526	270,169
Deferred revenue	5,662	3,441	12,452
Deferred income	52	332	1,835

Total current liabilities	795,544	849,328	580,676

Non-current liabilities:
Deferred income	—	—	52

Total non-current liabilities	—	—	52

Total liabilities	795,544	849,328	580,728

Shareholders’ equity
Class A Ordinary Shares, Par value US$0.00005 per share, 825,000,000 shares authorized, and 25,641,847 shares and 25,678,183 shares issued and outstanding as at December 31, 2008 and March 31, 2009	11	11	10
Class B Ordinary Shares, Par value US$0.00005 per share, 35,400,000 shares authorized, and 8,873,986 shares and 8,873,986 shares issued and outstanding as at December 31, 2008 and March 31, 2009	4	4	4
Additional paid-in capital	1,183,217	1,218,356	1,197,281
Accumulated other comprehensive loss	(116,305)	(109,552)	(99,085)
Retained earnings	2,136,542	1,979,844	1,078,334

Total shareholders’ equity	3,203,469	3,088,663	2,176,544

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,999,013	3,937,991	2,757,272

Baidu, Inc.
Condensed Consolidated Statements of Income

	For the Three Months Ended
	March 31,	March 31,	December 31,
(in RMB thousands except for share, per share information)	2009	2008	2008
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	810,193	572,710	901,389
Other services	518	1,686	731

Total revenues	810,711	574,396	902,120

Operating costs and expenses:
Cost of revenues (note 1, 2)	(322,235)	(228,592)	(336,543)
Selling, general and administrative (note 2)	(204,300)	(147,031)	(175,313)
Research and development (note 2)	(85,670)	(51,406)	(85,541)

Total operating costs and expenses	(612,205)	(427,029)	(597,397)

Operating profit	198,506	147,367	304,723

Other income:
Interest income	9,123	10,604	15,320
Exchange loss, net	—	(1,708)	(2)
Other income, net	385	1,194	10,451

Total other income	9,508	10,090	25,769

Income before income taxes	208,014	157,457	330,492

Income taxes	(26,897)	(10,859)	(41,826)

Net income	181,117	146,598	288,666

Earnings per share for Class A and Class B ordinary shares:
Basic	5.25	4.29	8.39
Diluted	5.22	4.22	8.31

Weighted average aggregate number of Class A and Class B ordinary shares outstanding:
Basic	34,525,338	34,154,776	34,392,036
Diluted	34,727,972	34,765,164	34,740,057

(1) Cost of revenues are detailed as follows:
Business tax and surcharges	(48,868)	(35,071)	(58,215)
Traffic acquisition costs	(124,119)	(76,632)	(131,352)
Bandwidth costs	(48,280)	(38,365)	(49,245)
Depreciation costs	(59,616)	(53,194)	(57,908)
Operational costs	(39,719)	(24,415)	(38,317)
Share-based compensation expenses	(1,633)	(915)	(1,506)

Total cost of revenues	(322,235)	(228,592)	(336,543)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(1,633)	(915)	(1,506)
Selling, general and administrative	(11,156)	(8,014)	(10,220)
Research and development	(10,665)	(7,252)	(9,765)

Total share-based compensation expenses	(23,454)	(16,181)	(21,491)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended March 31, 2008			Three months ended December 31, 2008			Three months ended March 31, 2009
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	147,367	16,181	163,548	304,723	21,491	326,214	198,506	23,454	221,960

	Three months ended March 31, 2008			Three months ended December 31, 2008			Three months ended March 31, 2009
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Net income	146,598	16,181	162,779	288,666	21,491	310,157	181,117	23,454	204,571

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended	As a % of	Three months ended	As a % of	Three months ended	As a % of
	March 31, 2008	total revenues	December 31, 2008	total revenues	March 31, 2009	total revenues
Net cash provided by operating activities	248,876	43%	482,108	53%	247,438	31%

Changes in assets and liabilities, net of effects of acquisitions	(21,273)	-4%	(99,277)	-11%	31,799	4%
Income taxes expenses	10,859	2%	41,826	5%	26,897	3%
Interest income and other, net	(10,090)	-2%	(25,769)	-3%	(9,508)	-1%

Adjusted EBITDA	228,372	39%	398,888	44%	296,626	37%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.